Consent of Independent Registered Public Accounting Firm

The Board of Directors

Prudential’s Gibraltar Fund, Inc.:

We consent to the use of our report dated February 14, 2017, with respect to the statement of assets and liabilities of Prudential’s Gibraltar Fund, Inc., including the portfolio of investments, as of December 31, 2016, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and financial highlights for each of the years in the five-year period then ended, incorporated by reference herein and to the references to our firm under the headings “Financial Highlights” in the prospectus and “Other Service Providers – Independent Registered Public Accounting Firm” and “Financial Statements” in the statement of additional information.

New York, New York

March 31, 2017